Exhibit 5.1

CLIFFORD CHANCE US LLP 31 West 52nd Street New York, NY 10019-6131 Tel +1 212 878 8000 Fax +1 212 878 8375 www.cliffordchance.com

June 10, 2021

Ready Capital Corporation

1251 Avenue of the Americas

50th Floor

New York, NY 10020

Ladies and Gentlemen:

We have acted as counsel to Ready Capital Corporation, a Maryland corporation (the “Company”), in connection with a registration statement on Form S-3 (File No. 333-240086) (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”). We are furnishing this letter to you in connection with the offer and sale by the Company of up to 4,600,000 shares (which includes 600,000 shares to be purchased pursuant to the underwriters' over-allotment option to purchase additional shares) of the Company’s 6.50% Series E Cumulative Redeemable Preferred Stock, par value $0.0001 per share (the "Shares"), for issuance pursuant to the Underwriting Agreement, dated June 3, 2021 (the “Underwriting Agreement”), by and among the Company, Sutherland Partners, L.P., Waterfall Asset Management LLC, on the one hand, and Keefe, Bruyette & Woods, Inc., Morgan Stanley & Co. LLC and Piper Sandler & Co., on the other hand.

In rendering the opinion expressed below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, documents, certificates and other instruments as in our judgment are necessary or appropriate. As to factual matters relevant to the opinion set forth below, we have relied upon certificates of officers of the Company and public officials.

Based on, and subject to, the foregoing, the qualifications and assumptions set forth herein and such other examination of law and fact as we have deemed necessary, we are of the opinion that following the (i) issuance of the Shares pursuant to the terms of the Underwriting Agreement and (ii) receipt by the Company of the consideration for the Shares specified in the resolutions of the the board of directors and the pricing committee of the board of directors of the Company, the Shares will be legally issued, fully paid, and nonassessable.

The opinion set forth in this letter relates only to the Maryland General Corporation Law. We express no opinion as to the laws of another jurisdiction and we assume no responsibility for the applicability, or effect of the law of any other jurisdiction.

We consent to the filing of this opinion as Exhibit 5.1 to a Current Report on Form 8-K that shall be incorporated by reference into the Registration Statement and to the reference to us under the caption “Legal Matters” in the prospectus supplement which is a part of the Registration Statement. In giving this consent, we do not concede that we are within the category of persons whose consent is required under the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

/s/ Clifford Chance US LLP